APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

TEXAS CATRINAS GROUP
Income Statement - unaudited
For the periods ended 12-31-21

	Current Period
	31-Dec-21
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Business Licenses and Permits	-
Computer and Internet	-
Insurance	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Salaries	-
Utilities	-
TOTAL OPERATING EXPENSES	-
OPERATING PROFIT (LOSS)	-
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	$ -

TEXAS CATRINAS GROUP, LLC
Balance Sheet - unaudited
For the period ended 12/31/21

| | Current Period |
	31-Dec-21
ASSETS	
Current Assets:	
Cash	$ 120,000.00
Petty Cash	-
Inventory	-
Employee Advances	-
Total Current Assets	120,000.00
Fixed Assets:	
Furniture and Equipment	-
Computer Equipment	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	**$ 120,000.00**
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	120,000.00
Opening Retained Earnings	-
Dividends Paid/Owner's Draw	-
Net Income (Loss)	-

Total Equity		120,000.00
TOTAL LIABILITIES & EQUITY	$	**120,000.00**
Balance Sheet Check		-

I, Eddie Brhellan, certify that:

1. The financial statements of TEXAS CATRINAS GROUP included in this Form are true and complete in all material respects; and
2. The tax return information of TEXAS CATRINAS GROUP has not been included in this Form as TEXAS CATRINAS GROUP was formed on 10/27/2021 and has not filed a tax return to date.

Signature   *Eddie Brhellan*

Name: Eddie Brhellan

Title: Managing Member